Exhibit 77C for 12/31/2007 N-SAR:  Submission of Matters to a
Vote of Shareholders

First Trust Enhanced Equity Income Fund

The Special Meeting of Shareholders of the Fund was held on January 8, 2008. At that meeting, the shareholders approved the new sub-advisory agreement with Chartwell Investment Partners, L.P. The number of votes cast for was 9,854,643, the number of votes against was 211,148 and the number of abstentions was 274,250. At the meeting, the shareholders also approved the change in concentration policy from one that prohibits the Fund from investing 25% or more of its total assets in securities of issuers in any single industry or sector of the economy to one that prohibits it from investing 25% or more of its total assets in securities of issuers in any single industry. The number of votes cast for was 9,728,171, the number of votes against was 343,109 and the number of abstentions was 268,761.